SilverCrest Announces Additional Positive Metallurgical Recoveries for Las Chispas

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – April 18, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce positive metallurgical test results for the Las Chispas Property (the “Property”) located in Sonora, Mexico. Previous metallurgical testing of Las Chispas mineralization suggested precious metal recoveries for three separate composites of two veins using standard bottle roll leach tests showing 98.9% for gold (“Au”) and 86.6% for silver (“Ag”). These new detailed metallurgical test results show estimated recoveries for gold ranging from 98.4% to 98.9% and for silver ranging from 91.4% to 94.8%, or recovery for silver equivalent (“AgEq”; based on 75 (Ag): 1 (Au), defined in table below) from 94.0% to 96.5%, confirming high gold recoveries and improved silver recoveries. These test results were based on a process flowsheet, using conventional methods comprised of gravity concentration and intensive leaching followed by gravity tails standard leaching. The upcoming Preliminary Economic Assessment (“PEA”) will use AgEq recoveries approximately 4% lower than the average of three master composites until further detail test-work is completed in 2019.

Pierre Beaudoin, COO, noted, “These impressive metallurgical test results confirm our gold metal recoveries and improve upon our silver metal recoveries at Las Chispas utilizing composites covering most of the current resource. These new positive results show 94.0% to 96.5% for estimated AgEq recoveries, including 36.7% to 40.2% from gravity concentrate recoveries, suggesting meaningful upside potential on the overall assumptions for the project’s economics. We are also pleased with our chosen process flowsheet of gravity circuit recovery with intensive leaching of concentrates followed by conventional leaching. Low to high-grade mineralization of greater than 2,000 gpt AgEq responded well with this chosen process showing high precious metal recoveries independent of grade. This independence suggests the ability to mine and process high-grades of plus 2,000 gpt AgEq, such as found in Shoot 51, without significant constraints on grade mixing to achieve acceptable recoveries. We are continuing with the detailed metallurgical test-work to support upcoming studies in 2019, with our focus on making a mine construction decision in H1, 2020.” The detailed metallurgical test-work program was designed to represent the entire September 2018 resource (refer to “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” dated November 19, 2018). Samples consisted of mineralization from surface to depth, and applied knowledge on geo-metallurgy with respect to low to high grades, structural domains, and oxide to sulfide mineralization. A total of 445 kg was selected from 51 core holes and nine underground samples to compile 15 different samples, based on geo-metallurgical domains which were combined into three master composites. These composites utilized 210 kilograms of mass representing a variety of grades (low, medium and high) of 500 to 2000 gpt AgEq expected during conceptual operation. The balance of the 445 kilograms was reserved for further metallurgical test-work in 2019. The table below presents the grades for the three composites.

Las Chispas Composite Grades For Detailed Metallurgical Test-Work

Description	Head Grade
	Au gpt	Ag gpt	AgEq* gpt
Low Grade Composite	2.50	341	529
Medium Grade Composite	5.30	611	1,009
High Grade Composite	11.40	1,246	2,102

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17.00 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

Metallurgical tests were completed on the three master composites using several different processing methods including leaching, flotation, gravity and combinations of these methods under different conditions. The most positive results were generated from gravity recovery followed by conventional leaching. The best leaching results shown in the table below were obtained with a 96 hour leach, 2,000 ppm CN, 300 gpt Pb(NO2)3 and >20 ppm O2. The gravity concentrate recovery was impressive with AgEq recoveries of 36.7% to 40.2% .. As all gravity concentrates produced were consumed during assaying to ensure proper metallurgical accounting and head grade estimation, sample material from the three composites was not available for intensive leaching. However, an additional separate concentrate was tested for intensive leaching recoveries and used for total estimated recovery of precious metals. This gravity concentrate graded 75.0 gpt Au and 7,273.3 gpt Ag, or 12,901.6 gpt AgEq and was used to fully test the response to intensive leaching under three different conditions. The best gravity concentrate leaching kinetics were obtained on two concentrates reground to 61 microns. On these two tests, intense leaching showed an average gold recovery greater than 90% after two hours, silver recovery greater than 90% after 12 hours and a final recovery of 99.7% AgEq after 96 hours. All tests included concentrations of 30.0 g/l NaCN, 20-30 ppm O2 and 24 kg/MT GoldiLOX1. Estimated recoveries for the composites are presented in the following table.

Las Chispas Gold and Silver Recoveries Using Gravity Concentrate with Intensive Leaching and Conventional Leaching

Method	Low Grade Composite (529 gpt AgEq)			Medium Grade Composite (1,009 gpt AgEq)			High Grade Composite (2,102 gpt AgEq)
	Au %	Ag %	AgEq* %	Au %	Ag %	AgEq* %	Au %	Ag %	AgEq* %
Gravity Concentrate Recovery	47.0	32.6	37.8	40.8	34.0	36.7	45.1	37.0	40.2
Intensive Leach Recovery	99.8	99.6	99.7	99.8	99.6	99.7	99.8	99.6	99.7
Gravity & Intense Leach Recovery	47.0	32.5	37.6	40.7	33.9	36.6	43.8	33.2	37.1
Conventional Leach Recovery	51.5	58.9	56.4	58.2	60.9	59.9	54.1	60.0	57.7
Estimated Total Recovery[1]	98.4	91.4	94.0	98.9	94.8	96.5	98.7	93.1	95.3

Note: Numbers are rounded.
1 GoldiLOX is a leach accelerant designed to improve leach kinetics in intensive cyanidation.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17.00 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

SGS Mineral Services (“SGS”) in Durango, Mexico completed the gravity concentrate and the standard leaching. The intensive leaching test-work was completed at the SGS facility located in Lakefield, Ontario, Canada.

The upcoming Las Chispas PEA will use the recovery results from the Low Grade Composite and the Medium Grade Composite, which represents an average grade of 769 gpt AgEq and comparable to the weighted average resource grade of 729 gpt AgEq. Additionally, the Company will limit the intensive leaching recovery to 90% (from 99%) until further optimization work is completed. PEA estimated recoveries will average 94.4% for gold and 89.9% for silver, or 91.6% for AgEq as shown in the following table.

Las Chispas Au, Ag and AgEq Recoveries For PEA

Method	Low Grade Composite (529 gpt AgEq)			Medium Grade Composite (1,009 gpt AgEq)			Average Composite (769 gpt (AgEq)
	Au %	Ag %	AgEq	Au %	Ag %	AgEq	Au %	Ag %	AgEq
Gravity Concentrate Recovery	47.0	32.6	37.8	40.8	34.0	36.7	43.9	33.3	37.2
Intensive Leach Recovery (Applied)	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0
Est. Gravity/Leach Recovery	42.3	29.3	34.0	36.7	30.6	33.1	39.5	30.0	33.5
Conventional Leach Recovery	51.5	58.9	56.4	58.2	60.9	59.9	54.9	59.9	58.1
Estimated Recovery	93.8	88.2	90.3	94.9	91.6	93.0	94.4	89.9	91.6

Note: Numbers are rounded.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17.00 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

Conceptually, the process flowsheet for the PEA is gravity recovery followed by intensive leaching of concentrate, conventional leaching of the gravity tails, and Merrill-Crowe CCD plant/refinery to produce silver-gold dore bars.

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1 GoldiLOX is a leach accelerant designed to improve leach kinetics in intensive cyanidation.

After the announcement of the PEA anticipated in Q2, 2019, further studies by the Company will focus on optimization of metallurgical results including: 1) mineralogical studies with emphasis on native silver, electrum (native silver-gold) and argentite (silver sulfide) impacts on gravity and leaching, 2) leach kinetics for both gravity concentrate and gravity tailings leaching to potentially reduce residence time, 3) additional geo-metallurgical testing on several other vein zones and stockpiles, 4) examine whether metallic screen sample analysis versus fire-atomic absorption (AA) geochemical analysis impacts the metallurgical balance for estimating actual metal recoveries, and 5) determine additional gravity concentrate recoveries using subsequent intensive leaching to be used for verification and optimization.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, permitting, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including metallurgical recovery test and future metallurgical test estimates, extrapolation of metallurgical test results to the entire resource, mineralization estimates and grades for drill intercepts, and optimizing and updating the Company’s resource model and preparation of a PEA; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at the Las Chispas Property and an expected mine development decision in 2020. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates; metallurgical test estimates, their application to the resource estimate as a whole; the conditions in general economic and financial markets; availability of skilled labour; grade estimates; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; accuracy of grade and metallurgical test recovery estimates; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact: Jacy Zerb, Investor Relations Manager
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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